Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of Incorporation
Fleet Street (US) Corp.	Delaware

Bottomline Technologies Limited	United Kingdom

Bottomline Technologies Europe Limited	United Kingdom

Bottomline Transactional Services Limited	United Kingdom

Create!form International, Inc.	Delaware

Create!form US, Inc.	Delaware

CLS Research Pty Ltd.	Australia

Create!form International Pty Ltd.	Australia